Professionally Managed Portfolios
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 20, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Professionally Managed Portfolios (the “Trust”)
Securities Act Registration No: 333-265863
Investment Company Act Registration No: 811-05037

Dear Sir or Madam:

On behalf of the Trust, transmitted herewith for filing is an amendment to the registration statement filed on Form N-14 on June 27, 2022 (“Pre-Effective Amendment No. 1”). As stated before, the Registration Statement provides information regarding the reorganization of the Zeo Short Duration Income Fund and Zeo Sustainable Credit Fund, each a series of Northern Lights Fund Trust (“Target Funds”) into the Osterweis Short Duration Credit Fund and Osterweis Sustainable Credit Fund, respectively, each new series of the Trust (the “Acquiring Funds”). As promised, this Pre-Effective Amendment No 1 is being filed to update the financial information with data as of the Target Funds’ fiscal year ended April 30, 2022, now that the audited report has been completed. The Trust has also made other substantive disclosure changes, which have been R-tagged for your convenience.

If you have any questions regarding the enclosed, please do not hesitate to contact Elaine Richards at elaine.richards@usbank.com (626) 914-7363 or the undersigned at carl.gee@usbank.com or (414) 765-6873.

Sincerely,

/s/ Carl G. Gee
Carl G. Gee, Esq.
Vice President and Secretary
Professionally Managed Portfolios

Enclosures